SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A

(Publicly-Held Company)

C.N.P.J./M.F. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

CALL
EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders are called to meet at a Extraordinary Shareholders’ Meeting to be held on March 17, 2008, at 8:00 am, at Rua Gomes de Carvalho, nº 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Vila Olímpia, in the Capital of the State of São Paulo, to resolve on the following matters:

(i)	ratification of the acquisition of 100% of the shares of VRG Linhas Aéreas S.A., in conformity with Article 256 of the Brazilian Corporation Law (“LSA”);

(ii)	approval of the Internal Charter of the Company’s Fiscal Board; and

(iii)	approval of the Bonus for the Officers of the Company.

General Information: The documents mentioned in article 256, paragraph first, of the LSA and the other documents related to the matters listed above are available to the shareholders at the address mentioned above. The shareholders that intend to be represented by an attorney-in-fact must send the respective power-of-attorney, with special powers and certification of the signature, to the address mentioned above, to the care of the Investor Relations Officer, at least 48 (forty eight) hours before the date of the Meeting. The dissident shareholders of the deliberation mentioned in the first item of the agenda will not have the right to withdraw their shares of the Company, in the terms of article 256, paragraph second, of the LSA, as the shares of the Company meet the requirements of liquidity and dispersion provided in article 137, II, of the LSA.

     São Paulo, February 28, 2008.
Board of Directors
Constantino de Oliveira - President

SP - 104447-00020 - 938008v1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.